

September 25, 2014

<u>Via E-mail</u>
James B. Boyd
Chief Financial Officer
Marrone Bio Innovations, Inc.
2121 Second Street, Suite A-107
Davis, California 95618

       Re: **Marrone Bio Innovations, Inc.**
                Item 4.02 Form 8-K
                Filed September 3, 2014
                File No. 001-36030

Dear Mr. Boyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please tell us whether you intend to file restated financial statements. Tell us how, and when, you will do so.

2. Given the error in revenue recognition discovered and the fact you previously concluded in your Annual Report on Form 10-K for the year ended December 31, 2013 that your disclosure controls and procedures were effective, please describe the effect of any restatement on the officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite a restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant